SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from            to

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014 and Year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation,

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Scholastic Corporation 401(k) Savings and Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, NY
June 24, 2016

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Amounts in thousands)

	December 31,
	2015	2014
ASSETS
Investments, at fair value	$355,404	$374,339

Receivables
Other receivables	$39	$—
Notes receivable from participants	7,617	7,930
Total receivables	$7,656	$7,930

Total assets	$363,060	$382,269

LIABILITIES
Accrued expenses	$(81)	$(51)

Total liabilities	$(81)	$(51)

Net assets available for benefits	$362,979	$382,218

See accompanying notes

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Amounts in thousands)

December 31, 2015

Interest and dividend income	$7,384

Net depreciation in fair value of investments	(4,288)

Contributions:
Employer	7,392
Participants	21,623
Rollovers	1,337
Total contributions	30,352

Net additions	33,448

Distributions to participants	(52,089)
Fees	(598)
Total distributions	(52,687)

Net decrease	(19,239)

Net assets available for benefits:
Beginning of year	382,218

End of year	$362,979

See accompanying notes

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 2014 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company. Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan. Investment products offered during the plan year ended December 31, 2015 and 2014, respectively, to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Vanguard, Fidelity Investments and several other mutual fund companies. The Plan is an employer plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s fiscal year (“Plan Year”) is the twelve-months ended December 31. This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan’s documents for a more complete description of the Plan’s provisions, copies of which are available from the Company.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”), except those the Company has designated as temporary employees, are eligible after a six month period of service. Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. After 90 days of employment, Eligible Employees (except temporary employees), who have not otherwise elected to enroll in the Plan, are automatically enrolled at a 3% contribution rate, as soon as administratively feasible, and the Plan provides for automatic subsequent pre-tax contribution increases of 1% each calendar year on October 1 for Participants whose pre-tax contribution deferral rate is less than 6%. The Plan permits Eligible Employees to opt-out of the automatic enrollment program and the automatic contribution increase in provisions of the Plan.

PARTICIPANT CONTRIBUTIONS

As approved by the Retirement Plan Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”), provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $18,000 for the Plan Year ended December 31, 2015. Eligible Employees whose Compensation is in excess of $120,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $18,000 for the Plan Year ended December 31, 2015. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

Catch-up Contributions: All Participants who are at least age 50 or who will reach age 50 during the calendar year have the option to make additional pre-tax contributions of up to $6,000.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation (“Matching Contributions”). The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions in each payroll period. For the Plan Year ended December 31, 2015, the Company contributed an amount equal to 50% of a Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation. Catch-up contributions are not eligible for Company Matching Contributions. Total Participant Plan contributions, including Matching Contributions, are limited to the lesser of 100% of the Participant’s Compensation, or $53,000. Catch-up contributions are not counted towards this limit.

On May 29, 2015, the Company completed the sale of its Educational Technology and Services business segment. Participants affected by this sale may not make contributions to the Plan and the Company did not make any contributions to the Plan on their behalf after the sale date. An amendment was made to the Plan in 2015 to accelerate the vesting for the Participants affected by the sale.

VESTING

Participants are immediately vested in their before tax and after tax Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

FORFEITURES

Upon termination of employment, Participants forfeit their unvested matching contributions balance. Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to refund certain previously forfeited amounts that were reinstated during the Plan Year, to offset Matching Contributions for other Participants, and to pay for Plan expenses. For the Plan Year ended December 31, 2015, Matching Contributions were reduced by $529,100 from Forfeitures. Plan level expenses for recordkeeping and investment advisory services of approximately $152,600 for the Plan Year 2015 were paid from Forfeitures. At December 31, 2015 and December 31, 2014, there were Forfeitures of approximately $24,700 and $22,200, respectively, available to reduce future Matching Contributions and pay Plan expenses.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement at the Participant’s election. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2015 and 2014, all withdrawals requested by Participants had been paid.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account needed to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan outstanding for the purchase of a principal residence or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are, therefore, netted in realized and unrealized depreciation in fair value of investments in the statements of changes in net assets available for benefits. Plan level expenses are paid for by the Company or the Participants.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

COMPANY STOCK FUND

The Plan offers Company Stock as an investment choice in the Plan. Dividends are paid and then reinvested in Company Stock.
Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Purchases and sales of investment securities are recorded at fair value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
PAYMENT OF BENEFITS

Benefits are recorded when paid.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2015, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2015-12 providing guidance on employee benefit plan financial statements. This update has three parts:

Part I - Fully Benefit-Responsive Investment Contracts: Part I of this update simplifies reporting of investments that are classified as fully benefit-responsive investment contracts. Under the update, those investment contracts are measured, presented, and disclosed at contract value. Previously, U.S. GAAP required investment contracts to be measured at fair value for presentation and disclosure purposes, while acknowledging contract value as the relevant measure, and the financial statements presented an adjustment from fair value to contract value. Previously required disclosures have now been eliminated, including the requirement to disclose information on the crediting rate and average yield for the investment contracts. In addition, these simplifications also apply to investment contracts held in a master trust.

Part II - Plan Investment Disclosures: Part II of this update simplifies the disclosure requirements for investments under Topics 820 and 960 for employee benefit plans. Under the update, the net appreciation or depreciation in investments for the periods presented will no longer be required to be disaggregated and disclosed by general type; plan investments representing 5 percent or more of net assets available for benefits no longer need to be listed individually; and plan investments need to be disaggregated only by general type within the statement of net assets available for benefits or within the footnotes. Plans are no longer required to provide the disclosures by investment class in accordance with Accounting Standards Codification ("ASC") 820-10-50 but must instead provide such disclosures by general type. In addition, if an investment is measured using the net asset value per share ("NAV") or its equivalent practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

Part III - Measurement Date Practical Expedient: Part III of this update provides a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with its month-end.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

This update is effective for fiscal years beginning after December 15, 2015 with retrospective application for Part I and Part II and prospective for Part III. Parts I and III of this update are not applicable to Plan's financial statements. Earlier application is permitted. Plan management has elected an early adoption of Part II in the year ended December 31, 2015 for the Plan’s financial statements.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), to ASC 820, Fair Value Measurement. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the NAV practical expedient provided by ASC 820 Fair Value Measurement. Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV practical expedient.

The update in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with retrospective application to all periods presented. Earlier application is permitted. Plan management has elected an early adoption in the year ended December 31, 2015 for the Plan’s financial statements.

VALUATION OF INVESTMENTS

Mutual funds, Collective investment trust funds and the Fidelity Managed Income Portfolio II fund, a pooled stable value fund (the "Stable value fund"), held by the Plan are valued at the NAV of shares held which is based on the value of underlying assets. Investments in Company Stock and the money market fund are recorded at fair value with the closing price as quoted on the NASDAQ Stock Market on the valuation date.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from Participants represents the Participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from Participants is recorded when it is earned. Related Fees in connection with obtaining a loan are paid by Participants. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced to zero and a benefit payment is recorded.

3.	INVESTMENTS

Investments held by the Plan are valued at the NAV of shares held or at the closing price as quoted on the NASDAQ Stock Market on the valuation date (see Note 2).
The fair value of the Stable value fund is the relevant measurement of the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Stable value fund is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value. Certain events may limit the ability of the Plan to transact at fair value with the issuer. The Stable value fund includes restrictions on liquidating the fund under certain circumstances, in which event it could take up to twelve months to liquidate the Plan’s holdings in that fund.
The Plan administrator does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

A Collective investment trust fund is an investment vehicle similar to a mutual fund but is available only to qualified retirement plans, such as 401(k) plans. Collective investment trust funds are a series of life-cycle trusts that use a targeted maturity approach as a simplified way to meet investors’ different objectives, time horizons, and changing risk tolerances. These collective investment trust

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

funds include eleven target-year trusts ranging from 2010 to 2060, in 5 year increments. The trusts invest in index funds using a balanced asset allocation strategy designed for Participants planning to retire within a few years of the target year. The trusts' indirect bond holdings are a diversified mix of short, intermediate, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds. The Plan’s investment in the Collective investment trust funds are not subject to any withdrawal or redemption restrictions.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value. The fair value hierarchy prioritizes the inputs, which refer to assumptions that market participants would use in pricing an asset or liability, based upon the highest and best use, into three levels as follows:

•	Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 Observable inputs other than unadjusted quoted prices in active markets for identical assets or liabilities, such as:

◦	Quoted prices for similar assets or liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in inactive markets

◦	Inputs other than quoted prices that are observable for the asset or liability

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 Unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the company to develop its own assumptions.

There have been no changes in the valuation methodologies used as of December 31, 2015 and 2014 (see Note 2).

The tables below sets forth the Plan investments carried at fair value as of the dates indicated:

	Assets at Fair Value as of December 31, 2015 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds	159,944	—	—	159,944
Scholastic Corporation Common Stock	9,186	—	—	9,186
Money market fund	26	—	—	26
Investments in the fair value hierarchy	169,156	—	—	169,156

Collective investment trust funds				158,564
Stable value fund				27,684
Total assets at fair value				$355,404

	Assets at Fair Value as of December 31, 2014 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds	171,599	—	—	171,599
Scholastic Corporation Common Stock	9,342	—	—	9,342
Money market fund	27	—	—	27
Investments in the fair value hierarchy	180,968	—	—	180,968

Collective investment trust funds				165,174
Stable value fund				28,197
Total assets at fair value				$374,339

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

5.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service dated October 29, 2014, covering all of the amendments executed through January 3, 2014 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Plan administrator evaluates uncertain tax positions taken by the Plan, and the financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable and shall be distributed to the Participants.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of net assets available for benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014 (in thousands):

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$362,979	382,218
Adjustment from net asset value to fair value for
fully benefit-responsive investment contracts	—	412
Other, net	42	51
Net assets available for benefits per Form 5500	$363,021	$382,681

The following is a reconciliation of the net decrease in net assets available for benefit per the financial statements for the year ended December 31, 2015 to the Form 5500 (in thousands):

December 31,2015
Changes in net assets available for benefits per the financial statements	(19,239)
2014 adjustment from net asset value to fair value for fully benefit-responsive investment contracts	(412)
Fees payable 2015	81
Fees payable 2014	(51)
Other receivable	(39)
Changes in net assets available for benefits per Form 5500	(19,660)

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by the Trustee and are considered related parties as well as parties-in-interest. All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees incurred by the Plan for the investment management services, including administrative services, were approximately $548,000 for the Plan Year ended December 31, 2015. Plan level expenses for recordkeeping and investment advisory services paid from Forfeitures were approximately $152,600 for the Plan Year ended December 31, 2015.

At December 31, 2015 and 2014, the Plan had $9,185,625, or 2.6%, and $9,341,683, or 2.5%, respectively, of its total net assets invested in Company Stock.

Supplemental Schedule

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
EIN #13-3385513 Plan #004
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value
American Beacon	American Beacon Small Capital Value Institutional	228.7	**	$5,137
American Funds	American Funds Washington Mutual Investors Fund R6	475.0	**	18,263
Artisan	Artisan Mid Capital Institutional	484.3	**	20,639
Vanguard	Vanguard Target Retirement Income	122.4	**	3,638
Vanguard	Vanguard Target Retirement Trust II 2010	144.4	**	3,965
Vanguard	Vanguard Target Retirement Trust II 2015	378.3	**	10,354
Vanguard	Vanguard Target Retirement Trust II 2020	853.9	**	23,004
Vanguard	Vanguard Target Retirement Trust II 2025	1,050.1	**	27,702
Vanguard	Vanguard Target Retirement Trust II 2030	1,045.5	**	26,911
Vanguard	Vanguard Target Retirement Trust II 2035	879.0	**	22,582
Vanguard	Vanguard Target Retirement Trust II 2040	846.0	**	22,047
Vanguard	Vanguard Target Retirement Trust II 2045	348.4	**	9,072
Vanguard	Vanguard Target Retirement Trust II 2050	279.1	**	7,299
Vanguard	Vanguard Target Retirement Trust II 2055	46.6	**	1,631
Vanguard	Vanguard Target Retirement Trust II 2060	13.0	**	360
Fidelity*	Fidelity Management Income Portfolio Fund II	27,684.1	**	27,684
T. Rowe Price	T. Rowe Price Institutional Large Capital Core Growth	895.3	**	24,674
Vanguard	Total Bond Market Index Fund (Institutional)	1,240.2	**	13,196
Vanguard	Vanguard Institutional Index Fund	291.1	**	54,327
Vanguard	Vanguard Small-Cap Growth Index Fund (Institutional)	286.7	**	9,811
Vanguard	Vanguard Total International Stock Index Fund (Institutional)	143.3	**	13,896
Scholastic Corporation*	Company Stock	238.2	**	9,186
Fidelity*	Fidelity Cash Reserve	26.0	**	26
Total investments at fair value				$355,404
Participant loans*	Prime + 0.5% Interest Rate; Repayment Terms: one to ten years	n/a	n/a	7,617
				$363,021

* Indicates party-in-interest to the Plan
** Not required as the investment is Participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 24, 2016	/s/ Gil A. Dickoff

Senior Vice President and Treasurer

Exhibits/Index

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm